Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

February 3, 2025

Re:	Rithm Acquisition Corp. Draft Registration Statement on Form S-1 Submitted December 20, 2024 CIK No. 0002047497

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isabel Rivera Mary Beth Breslin

Ladies and Gentlemen:

On behalf of our client, Rithm Acquisition Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated January 16, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing the Registration Statement on Form S-1 (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Draft Registration Statement on Form S-1 submitted December 20, 2024

Cover Page

1.	Please ensure that your cross-references to the appropriate compensation and dilution disclosures are complete and highlighted by prominent type. Refer to Items 1602(a)(3) and (4) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Registration Statement to address the Staff’s comment.

Summary

Our Acquisition Process, page 8

2.	Please reconcile your disclosure in this selection and elsewhere in your prospectus that you will not obtain an independent opinion that your initial business combination is fair to the company only in the context that you seek to complete a business combination with a company affiliated with your sponsor, officers, or directors with your statements on page 9 and elsewhere in your prospectus that you will seek an independent opinion if your board of directors is unable to independently determine the fair market value of the target business or businesses.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 9, 15, 64, 121, 127, 134 and 163 of the Registration Statement to address the Staff’s comment.

Other Considerations and Conflicts of Interest, page 14

3.	Please revise the table to clarify that the amount payable to the sponsor for office space, secretarial and administrative services is a monthly payment.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 15 and 127 of the Registration Statement to address the Staff’s comment.

Redemptions in Connection, page 143

4.	We note your disclosure that there is no limit to the prices that your sponsor, directors, advisors or their affiliates may pay in privately negotiated or open market transactions for public shares. Please disclose how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 145 of the Registration Statement to address the Staff’s comment.

Management, page 153

5.	We note your disclosure regarding Messrs. Nierenberg and Wadhawan's prior experience as officers of Fortress Capital Acquisition Corp. Please expand your disclosure to comply with Item 1603(a)(3) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6, 117 and 155 of the Registration Statement to address the Staff’s comment.

Certain Relationships and Related Party Transactions, page 165

6.	We note your disclosure on page 163 that Messrs. Nierenberg and Wadhawan are managers of your sponsor. Please expand your disclosure to describe clearly the nature and amount of their interests in the sponsor as of the most recent practicable date. Refer to Item 1603(a)(7) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company and sponsor are still currently in the process of considering terms for the economics in the sponsor, and the interests of Messrs. Nierenberg and Wadhawan in the sponsor (if material) will be disclosed in a subsequent filing in accordance with Item 1603(a)(7) of Regulation S-K.

General

7.	With respect to your sponsor, Rithm Acquisition Corp Sponsor LLC, please revise your disclosure to describe (i) the general character of its business and (ii) any experience organizing other special purpose acquisition companies and the extent of its involvement or the involvement of its affiliates and promoters with other special purpose acquisition companies. Refer to Items 1603(a)(2) and (3) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 165 and 166 of the Registration Statement to address the Staff’s comment.

8.	Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 114 and 115 of the Registration Statement to address the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Michael Nierenberg, Chairman and Chief Executive Officer, Rithm Capital Corp. Philip Sivin, Managing Director – Chief Counsel, Rithm Capital Corp. Christian O. Nagler, Kirkland & Ellis LLP